UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

29 May 2007

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press releases:

TNT to delist from New York Stock Exchange

25 May 2007

TNT N.V. - Buyback of ordinary shares

29 May 2007

25 May 2007

TNT announced today that its Board of Management, approved by its Supervisory Board, has decided to apply for deregistration of the company and termination of its reporting obligations under the U.S. Securities Exchange Act of 1934 (the "Exchange Act") and the delisting of its American Depositary Receipts (“ADRs”) from the New York Stock Exchange (the "NYSE")

TNT intends to file a Form 15F with the SEC to deregister and terminate its reporting obligations under the Exchange Act as soon as practicable following June 4, 2007, the date when the revised SEC rules on deregistration become effective. By operation of law, the deregistration will be effective 90 days after the filing, unless the Form 15F is earlier withdrawn. TNT reserves the right to delay the filing of the Form 15F or withdraw the Form 15F for any reason prior to its effectiveness.

TNT intends to file a Form 25 with the SEC to effect the delisting as soon as practicable following June 4, 2007.

The company intends to maintain its American Depositary Receipt facility as a Level I programme. This means that TNT's ADRs will be traded on the over-the-counter market. TNT’s ordinary shares will continue to be traded on Euronext Amsterdam.

TNT will continue to publish its Annual Report, Accounts and communications in accordance with the Exchange Act on its website http://group.tnt.com.

TNT’s Board of Management has established that the benefits of U.S. registration and a NYSE listing for TNT have declined over time. TNT’s ADR programme is small and the majority of shares in TNT held by U.S. domiciled investors are acquired through Euronext Amsterdam. The average ADR trading business volume is less than five percent of the total volume in the recent twelve month period. TNT furthermore has limited business presence in the U.S. after the recent sale of its logistics and freight management activities.

Due to globalisation of capital markets TNT expects it can fully satisfy its current and future capital requirements based on its financial standing, without having a cross listing on the NYSE and Euronext Amsterdam. TNT’s Board of Management has also taken into account the regulatory, legal, reporting and governance complexity and costs of complying with these two registrations.

In March 2007, TNT filed with the SEC its Form 20-F for the year 2006. TNT maintained, in all material respects, effective internal control over financial reporting as of 31 December 2006 based on section 404 of the Sarbanes-Oxley Act (no material weaknesses have been identified). TNT's external auditor has concurred with this opinion.

TNT will continue to provide a high standard of corporate governance, information and disclosure in line with the current Dutch corporate governance code and regulatory requirements. TNT is committed to continuously strengthen its risk management, internal control, integrity, and compliance processes within the group, wherein the positive elements from the Sarbanes-Oxley Act will continue to form part of TNT’s approach to governance, internal control and reporting.

As a result of deregistration and delisting from the NYSE, TNT will operate under one, unequivocal regulatory, legal, reporting and governance environment in The Netherlands.

29 May 2007

Further to the share buyback program announced on 26 February 2007 and of which the start date has been published on 20 April 2007, TNT N.V. announces that:

•	on 22 May 2007, it purchased 158,000 TNT N.V. ordinary shares at an average price of euro 33.3791 per share,
•	on 23 May 2007, it purchased 80,000 TNT N.V. ordinary shares at an average price of euro 33.0582 per share,
•	on 24 May 2007, it purchased 66,000 TNT N.V. ordinary shares at an average price of euro 32.9069 per share,
•	on 25 May 2007, it purchased 80,000 TNT N.V. ordinary shares at an average price of euro 32.8771 per share,
•	on 28 May 2007, it purchased 15,500 TNT N.V. ordinary shares at an average price of euro 33.0012 per share,
•	during the period from 23 April 2007 until and including 28 May 2007, it purchased 2,958,532 TNT N.V. ordinary shares at an average price of euro 32.5676 per share, and
•	the total amount of the share buyback until and including 28 May 2007 therefore amounts to 24.1% of the announced buyback up to euro 400 million.

It is TNT's intention to cancel the repurchased shares.

About TNT

TNT provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs around 139,000 people. Over 2006, TNT reported €10.1 billion in revenues and an operating income of €1,276 million. TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 29 May 2007